July 18, 2016

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3561

Washington D.C., 20549-7010

Attention: John Reynolds

Re: Rocky Mountain High Brands, Inc.

Registration Statement on Form 10

Filed June 22, 2016

File No. 000-55609

Dear Mr. Reynolds:

I write on behalf of Rocky Mountain High Brands, Inc., (the “Company”) in response to the Staff’s letter of July 8, 2016, by John Reynolds, Assistant Director, of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form 10, filed June 22, 2016, (the “Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

Acquisition Agreements, page 4

1. Please revise the table of the fair values of the assets of Smarterita, LLC to clarify the amount of goodwill was $1,024,358.

In response to this Comment, the Company has corrected the typographical error so that the table of the fair values of the assets of Smarterita, LLC reflects a Goodwill value of $1,024,358.

Regulatory Requirements, page 7

2. Refer to prior comment 6. It is unclear how you concluded that the 2015 Farm Bill legalized Industrial hemp. Please provide your analysis showing the basis for this statement.

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In response to this Comment, the Company has deleted the statement questioned in the Comment, and has added the following additional explanation to the “Regulatory Requirements” portion of the Registration Statement:

“The express language of the federal Controlled Substances Act ("CSA") provides that hemp stalk, fiber, oil and sterilized seed are not controlled as marijuana. Thus products containing industrial hemp – defined as the cannabis sativa plant containing a tetrahydrocannabinol (“THC”) level of 0.3% or less - have been sold legally in every state in the U.S. for decades. In 2004, the U.S. Court of Appeals invalidated U.S. Drug Enforcement Administration (“DEA”) regulations that would have banned the manufacture and sale of edible products made from hemp seed and oil. Hemp Industries Ass’n v. Drug Enforcement Administration, 357 F.2d 1012 (9th Cir. 2004). For this reason, U.S. companies may import hemp stalk, fiber, seed and oil, to trade in it, and to use it in the manufacture of products. The Company purchases imported hemp seed extract and uses it in the manufacture of its products.”

Management’s Discussion and Analysis

Overview, page 25

3. We note your statement that “the Company has an online retail presence in partnership with Amazon.com.” Please revise to clarify the online partnership the company has with Amazon.com.

In response to this Comment, the Company has clarified this statement to read as follows:

“Additionally, the Company has an online retail presence on Amazon.com through an agreement with an Amazon selling specialist.”

Results of Operations

Year Ended June 30, 2015 Compared to Year Ended June 30, 2014, page 25

4. Please revise your discussions here consistent with the revised statement of operations presented on page F-4.

In response to this Comment, the Company has revised the discussion to regarding its results of operations for the year ended June 30, 2015 to conform fully to the Statement of Operations presented on Page F-4.

Directors and Executive Officers, page 35

5. Please restore the disclosure regarding the reasons that the company selected its directors that you deleted in response to prior comment 9, or advise.

In response to this Comment, the Company has restored the majority of these disclosures to the Registration Statement, while endeavoring to avoid any language that could be viewed as marketing-style material as advised by prior Comment 9.

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Involvement in Certain Legal Proceedings, page 38

6. Describe clearly the material terms of your bankruptcy order including its effect on your obligations to each class of creditor.

In response to this Comment, the Company has added a description of these matters to the “Involvement in Certain Legal Proceedings” section of the Registration Statement.

Recent Sales of Unregistered Securities, page 47

7. We note your response to comment 14 and that you are relying upon Rule 506 under Regulation D and/or Section 4(2) of the Securities Act of 1933 for your exemptions from registration. We reissue our comment. Please revise to briefly state the facts relied upon to make the exemptions available.

In response to this Comment, the Company has revised the disclosure to add more specific descriptions of the facts and circumstances relevant to the various categories of issuance shown in the tables for this section. In addition, upon further review of its records, the Company determined that many of the exemptions listed as Section 4(2) were in fact to accredited investors in transactions exempt under Rule 506 and has adjusted the relevant listings in the tables accordingly.

8. Please reconcile the amounts in the table described as being issued in the Bankruptcy Reorg Plan with the amounts disclosed in Exhibit 2.5.

In response to this Comment, the Company has added a tabular disclosure to this section showing the relationship of each such listed issuance to the provisions of the Company’s Chapter 11 Plan.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

9. We note the significant revisions to your financial statements and disclosures in Note 1 to comply with the requirements of ASC 852. Accordingly, please direct your auditor to update or revise the audit report referring to the revised disclosures in accordance with AU 530 or explain to us why it is not required.

The significant revisions to the financial statements and disclosures in Note 1 consisted solely of reclassifications to comply with ASC 852. These were events and circumstances that had existed and been known to our independent auditor as of the original opinion date to the financial statements. These revisions in the form of reclassifications and added disclosures, in the opinion of our independent auditor, did not require any additional audit procedures and did not contain any facts or circumstances that were not known as of the date of their original opinion. There were no changes to total assets, liabilities, stockholders equity, revenues, and net loss from the amounts originally reported. Paritz and Company P.A. concluded that they did not need to revise the audit report based on the reclassifications and added disclosures in the recently filed financial statements.

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Statement of Cash Flows, page F-21

10. We note your disclosure on page 5 that the investment in Dollar Shots Club, LLC was recorded at a price of $166,000. However, we note your disclosure here under supplemental disclosure of non-cash financing and investing activities that common stock issued for acquisition was recorded at $2,000. Please clarify and revise to include consistent disclosures as appropriate.

In response to this Comment, the Company has corrected the “Common stock issued for acquisition” line in the Statement of Cash Flows on page F-21 to read $166,000.

In addition, the Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to the disclosure in response to staff comments do not foreclose the

Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Rocky Mountain High Brands, Inc.

By: /s/ Michael Welch

Michael Welch, Chief Executive Officer

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